Exhibit 99.10

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 11:00 p.m., Central European Time, on April 8, 2016.
Vote by Internet
• Go to www.investorvote.com/RACE
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
• Follow the instructions provided by the recorded message
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Proposals — The Board of Directors recommends that you vote FOR proposals 2.(d) – 4.

		For	Against	Abstain			For	Against	Abstain
2.(d)	Adoption of the 2015 Annual Accounts	☐	☐	☐	2.e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2015	☐	☐	☐

3. Re-appointment of the following directors:

		For	Against	Abstain			For	Against	Abstain			For	Against	Abstain

3.a. –	Amedeo Felisa (executive director)	☐	☐	☐	3.b. –	Sergio Marchionne (executive director)	☐	☐	☐	3.c. –	Piero Ferrari (non-executive director)	☐	☐	☐

3.d. –	Louis C. Camilleri (non-executive director)	☐	☐	☐	3.e. –	Giuseppina Capaldo (non-executive director)	☐	☐	☐	3.f. –	Eduardo H. Cue (non-executive director)	☐	☐	☐

3.g. –	Sergio Duca (non-executive director)	☐	☐	☐	3.h. –	Elena Zambon (non-executive director)	☐	☐	☐

3. Appointment of the following new directors:

		For	Against	Abstain			For	Against	Abstain			For	Against	Abstain

3.i. –	Delphine Arnault (non-executive director)	☐	☐	☐	3.j. –	John Elkann (non-executive director)	☐	☐	☐	3.k. –	Lapo Elkann (non-executive director)	☐	☐	☐

3.l. –	Maria Patrizia Grieco (non-executive director)	☐	☐	☐	3.m. –	Adam Keswick (non-executive director)	☐	☐	☐

		For	Against	Abstain

4.	Delegation to the Board of the authority to acquire common shares in the capital of the Company	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

02AIRE

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — FERRARI N.V.	+
2016 Annual General Meeting of Shareholders – April 15, 2016

The undersigned, revoking all prior proxies, hereby appoints Carlo Daneo (General Counsel) and Giorgio Fossati (Company Secretary), and each of them with power to act without the other and with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Ferrari N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 15, 2016 at the Radisson BLU Hotel Amsterdam Airport, Boeing Avenue 2, Schiphol-Rijk, 1119 PB Amsterdam, the Netherlands, commencing at 3:00 p.m. Central European Time and any adjournments thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE OR VOTES IN PERSON AT THE MEETING.

(Items to be voted appear on reverse side.)

B	Non-Voting Items

Change of Address — Please print your new address below. Comments — Please print your comments below.	Meeting Attendance

Mark the box to the right if you plan to attend the Annual Meeting.	☐

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+